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                                            Registration Statement No. 333-67120


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM T-1
                                   --------

                           STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939
                 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) [X]


                 BANK ONE TRUST COMPANY, NATIONAL ASSOCIATION
              (EXACT NAME OF TRUSTEE AS SPECIFIED IN ITS CHARTER)


  A NATIONAL BANKING ASSOCIATION                         31-0838515
                                                      (I.R.S. EMPLOYER
                                                   IDENTIFICATION NUMBER)

 100 EAST BROAD STREET, COLUMBUS, OHIO                    43271-0181
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)

                 BANK ONE TRUST COMPANY, NATIONAL ASSOCIATION
                             100 EAST BROAD STREET
                           COLUMBUS, OHIO 43271-0181
                ATTN: CHRISTOPHER C. HOLLY, LEGAL COUNSEL
                                (312) 732-1643
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)


                             WELLS FARGO & COMPANY

              (Exact name of obligor as specified in its charter)


           DELAWARE                                      41-0449260
           --------                                      ----------
(State or other jurisdiction of
 incorporation or organization)              (IRS Employer Identification No.)



                             420 MONTGOMERY STREET
                        SAN FRANCISCO, CALIFORNIA 94163
         (Address, including zip code of principal executive offices)

                                --------------

    Guarantee for 7.00% Quarterly Income Preferred Securities (QUIPS(SM))*
          in connection with the Junior Subordinated Debt Securities
                        (Title of Indenture Securities)

--------
*  QUIPS is a registered servicemark of Goldman, Sachs & Co.

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ITEM 1.   GENERAL INFORMATION.  FURNISH THE FOLLOWING
          --------------------
          INFORMATION AS TO THE TRUSTEE:

          (A) NAME AND ADDRESS OF EACH EXAMINING OR
          SUPERVISING AUTHORITY TO WHICH IT IS SUBJECT.

          Comptroller of Currency, Washington, D.C.;
          Federal Deposit Insurance Corporation,
          Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.

          (B) WHETHER IT IS AUTHORIZED TO EXERCISE
          CORPORATE TRUST POWERS.

          The trustee is authorized to exercise corporate trust powers.

ITEM 2.   AFFILIATIONS WITH THE OBLIGOR.  IF THE OBLIGOR
          ------------------------------
          IS AN AFFILIATE OF THE TRUSTEE, DESCRIBE EACH
          SUCH AFFILIATION.

          No such affiliation exists with the trustee.


ITEM 16.  LIST OF EXHIBITS.   LIST BELOW ALL EXHIBITS FILED AS A
          -----------------
          PART OF THIS STATEMENT OF ELIGIBILITY.

          1. A copy of the articles of association of the trustee now in effect.

          2. A copy of the certificates of authority of the trustee to commence business.

          3. A copy of the authorization of the trustee to exercise corporate trust powers.

          4.  A copy of the existing by-laws of the trustee.

          5.  Not Applicable.

          6.  The consent of the trustee required by
              Section 321(b) of the Act.

          7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

          8.  Not Applicable.

          9.  Not Applicable.

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     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One Trust Company, NA, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 29th, day of November 2001.


            BANK ONE TRUST COMPANY, NA,
            TRUSTEE

            BY /s/ CHRISTOPHER HOLLY
               ASSISTANT VICE PRESIDENT

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